Exhibit 99.2

EMBARGOED UNTIL 12 noon
13 December 2002

NEWS RELEASE

Wolseley plc
AGM statement

Wolseley plc is holding its Annual General Meeting today at 12 noon. At the meeting, Richard Ireland, Chairman, will make the following comments to Shareholders:

“There has been no significant change in the challenging market conditions affecting the group’s businesses since the Preliminary results announcement for the year ended 31 July 2002, issued on 24 September 2002. The group continues to make sound progress despite adverse currency and lumber price movements. Cash flow remains strong and the group is in an excellent position to take advantage of market or acquisition opportunities as they arise.

In accordance with our normal practice, we will be issuing a more detailed trading update on 15 January 2003.”

As announced in April, Richard Ireland, Chairman retires from the Board at the conclusion of the AGM. He has made an enormous contribution to the group over the last 47 years during which time the group has progressed to become the major international building materials, plumbing and heating distributor it is today. John Whybrow, a non executive director since 1997 and Chairman elect since April succeeds him.

FURTHER INFORMATION:

Wolseley plc tel: 0118 929 8700	Brunswick Group Ltd tel: 020 7404 5959
Steve Webster – Group Finance Director	Andrew Fenwick Sophie Fitton